

07002258

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47396

FEB 2 6 2007
SEC MAIL PROCESSING RECEIVED WASH. D.C. SECTION 210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/06___ AND ENDING_12/31/06____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. Rice Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Avenue
_____
                        (No. and Street)

Portland   Maine   04103
_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Barry L. Howgate_____(207-775-3451)_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
_____
                (Name – if individual, state last, first, middle name)

210 Western Avenue   South Portland   Maine   04106
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William R. Rice_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __W. R. Rice Financial Services, Inc._____, as of __December 31_____, 20_06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

CAROL J. MORRISON
Notary Public, Maine
My Commission Expires February 22, 2009

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report of Independent Auditors

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

W.R. RICE FINANCIAL SERVICES, INC.
PORTLAND, MAINE

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2006

FORTIN, HOWGATE & HARMON
Certified Public Accountants
South Portland, Maine

W.R. RICE FINANCIAL SERVICES, INC.
DECEMBER 31, 2006

INDEX

FORTIN, HOWGATE & HARMON

Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

FebruaryTwenty
2   0   0   7

Independent Auditors' Report

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine

We have audited the accompanying balance sheets of W.R. Rice Financial Services, Inc. as of December 31, 2006 and 2005 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. at December 31, 2006 and 2005 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

- 1 -

W.R. RICE FINANCIAL SERVICES, INC.
BALANCE SHEETS
DECEMBER 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 32,139	$ 27,354
Commissions Receivable	7,405	6,882
Other Receivables	10,000	0
Prepaid Expenses	381	266
Marketable Securities	170,515	89,287
Total Current Assets	220,440	123,789
PROPERTY AND EQUIPMENT:	42,612	42,612
Less: Accumulated Depreciation	36,326	34,717
	6,286	7,895
TOTAL ASSETS	$ 226,726	$ 131,684

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES:		
Accounts Payable	$ 29,169	$ 7,913
Accrued Expenses	2,962	2,956
Total Current Liabilities	32,131	10,869
STOCKHOLDERS' EQUITY:		
Common Stock, No Par;		
Authorized 3,000 Shares;		
Issued and Outstanding 3,000 Shares	20,000	20,000
Additional Paid-In Capital	20,000	20,000
Retained Earnings	83,674	67,122
Unrealized Holding Gains	70,921	13,693
TOTAL STOCKHOLDERS' EQUITY	194,595	120,815
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 226,726	$ 131,684

See Notes to Financial Statements.

	2006	2005
REVENUES:		
Commissions	$ 347,352	$ 353,135
Financial Planning and Advisory Fees	39,019	32,238
	386,371	385,373
EXPENSES:		
Commissions Paid	228,282	222,805
Officers' Salary	60,000	60,000
Other Wages	13,247	11,282
Office Rent	19,200	14,700
Telephone	1,491	1,674
Advertising and Promotion	513	472
Insurance	12,064	1,034
Equipment Rental	1,311	1,574
Vehicle Expense	3,346	2,289
Professional Fees	6,450	6,200
Repairs and Maintenance	12,683	20,467
Retirement Plan Contribution	0	12,000
Utilities	7,676	7,645
Training and Seminars	514	227
Office Supplies	3,414	1,356
Regulatory Fees	4,735	5,569
Payroll Taxes	5,994	5,868
Computer Expenses	1,182	1,525
Charitable Contributions	167	970
Travel and Entertainment	1,841	2,564
Postage and Shipping	1,291	1,029
Cantella Maintenance Fees	1,790	2,545
Memberships and License Fees	1,031	1,615
Publications	92	101
Depreciation and Amortization	1,609	2,165
Miscellaneous	1,069	633
Rep. Expense Reimbursement	(21,220)	(17,063)
	369,772	371,246
NET OPERATING INCOME	16,599	14,127
OTHER INCOME (EXPENSE):		
Interest Income	540	513
Interest Expense	(587)	0
	(47)	513
NET INCOME	$ 16,552	$ 14,640

See Notes to Financial Statements.

	Additional Paid-In Capital	Common Stock	Retained Earnings	Unrealized Holding Gains (Losses)	Total
BALANCE, DECEMBER 31, 2004	$ 20,000	$ 20,000	$ 52,482	$ (27,206)	$ 65,276
NET INCOME - 2005	0	0	14,640	0	14,640
CHANGES IN UNREALIZED					
HOLDING GAINS	0	0	0	40,899	40,899
BALANCE, DECEMBER 31, 2005	$ 20,000	$ 20,000	$ 67,122	$ 13,693	$ 120,815
NET INCOME - 2006	0	0	16,552	0	16,552
CHANGES IN UNREALIZED					
HOLDING GAINS	0	0	0	57,228	57,228
BALANCE, DECEMBER 31, 2006	$ 20,000	$ 20,000	$ 83,674	$ 70,921	$ 194,595

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 16,552	$ 14,640
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation and Amortization	1,609	2,165
Changes in Assets and Liabilities:		
Commissions Receivable	(523)	1,088
Other Receivables	(10,000)	0
Prepaid Expenses	(115)	108
Accounts Payable and Accrued Expenses	21,262	2,708
Net Cash Provided by Operating Activities	28,785	20,709
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	0	(1,223)
Purchase of Marketable Securities	(24,000)	(22,500)
Net Cash (Used) By Investing Activities	(24,000)	(23,723)
NET INCREASE (DECREASE) IN CASH	4,785	(3,014)
CASH AT BEGINNING OF YEAR	27,354	30,368
CASH AT END OF YEAR	$ 32,139	$ 27,354

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year For:		
Interest	$ 587	$ 0

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

W.R. Rice Financial Services, Inc. (the Company) was incorporated on July 25, 1994 and commenced operations in October of 1994. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Property and equipment which is stated at costs consists of the following:

	Cost	Accumulated Depreciation	Book Value
Leasehold Improvements	$ 19,760	$ 15,473	$ 4,287
Office Furniture and Equipment	22,852	20,853	1,999
	$ 42,612	$ 36,326	$ 6,286

Revenue:

Commission revenues are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

NOTE 2 - MARKETABLE SECURITIES:

Investments in marketable equity securities are stated at fair market value. Cost and fair value of marketable securities available for sale at December 31, 2006 are as follows:

	Cost	Unrealized Gain/(Loss)	Fair Value
5,538 Shares of The Nasdaq Stock Market, Inc.	$ 99,594	$ 70,921	$ 170,515

NOTE 3 - RELATED PARTY TRANSACTIONS:

In November 1997 the Company began leasing office space from its majority stockholder. The rent paid for 2006 was $19,200. There was no formal lease agreement as of December 31, 2006.

NOTE 4 - ADVERTISING:

Direct response advertising consists of various forms of media advertising.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2006, the Company's net capital for regulatory purposes was $120,593, which exceeded its required net capital of $5,000 by $115,593, and the percentage of aggregate indebtedness to net capital was 26.64%.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan (Simplified Employee Pension) for all eligible employees. For 2006, no Company contributions were made.

NOTE 7 - INCOME TAXES:

The Company has elected S-Corporation status and therefore the net income of the Company is reported at the shareholder level.

NOTE 8 - COMPENSATED ABSENCES:

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

SUPPLEMENTARY INFORMATION

CREDITS:
  Stockholders' Equity $ 194,595

DEBITS:
  Nonallowable Assets:
  Property and Equipment   6,286
  Receivables From Non-Customers   16,181
  Prepaid Expenses   381
  Haircuts on Marketable Securities (170,515 X 30%)   51,154
    Total Debits   74,002

    TOTAL CAPITAL   120,593

MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE
INDEBTEDNESS OF $2,142 OR $5,000.   5,000

    EXCESS NET CAPITAL $ 115,593

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   26.64%

    TOTAL AGGREGATE INDEBTEDNESS $ 32,131

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

W.R. RICE FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2006

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2006 UNAUDITED
FILING OF PART IIA OF FORM X-17A-5 $ 125,874

NET AUDITED ADJUSTMENTS   (5,281)

NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL
INFORMATION $ 120,593

The differences between the audited Computation of Net Capital and the broker/dealer's
corresponding Unaudited Part 11A can be explained as follows:

Additional nonallowable receivables of $10,000 were recorded by W. R. Rice
Financial Services, Inc. after the filing of the Unaudited Fourth Quarter Focus Report.
Also, accrued expenses increased by $4,223 and the marketble securities were
adjusted to reflect the fair market value at year end.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON

Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

February Twenty
2   0   0   7

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

Board of Directors
W. R. Rice Financial Services, Inc.
Portland, Maine 04101

In planning and performing our audit of the financial statements of W. R. Rice Financial Services, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by W. R. Rice Financial Services, Inc. including consideration of control activities for safeguarding securities that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 11 -

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used for any other purpose.

Fortin, Howgate + Harmon

END